

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

January 25, 2021

Oleg Shchegolev
Chief Executive Officer
SEMrush Holdings, Inc.
800 Boylston Street, Suite 2475
Boston, MA 02199

      Re: SEMrush Holdings, Inc.
           Amendment No. 1 to Draft Registration Statement on Form S-1
           Submitted January 11, 2021
           CIK No. 0001831840

Dear Mr. Shchegolev:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments. References to our prior comments refer to our letter dated December 18, 2020.

Amendment No. 1 to Draft Registration Statement on Form S-1

Prospectus Summary, page 1

1.   We note your response to prior comment 2 regarding the graphical chart that illustrates your holistic online strategy. Please clarify, if true, that the chart does not represent or measure actual experiences of traffic or time.

<u>Management's Discussion and Analysis of Financial Condition and Results of Operations</u>
<u>Results of Operations, page 72</u>

2.   In response to prior comment 9, you have revised the disclosure to state that revenues increased primarily due to increases in subscription revenues from existing customers, and to a lesser extent from subscription sales to new paying customers. To the extent possible, please revise to quantify the impact of these factors on revenues.

<u>Certain Relationships and Related Party Transactions, page 117</u>

3.   We note your response to prior comment 13 regarding your Reorganization Transactions and your voting agreement. Please describe the voting agreement's provisions related to the election and composition of your board and how they affected your current board of directors. In particular, if any party had board appointment or designation rights, please describe these rights and which board members they selected.

      You may contact Amanda Kim, Staff Accountant, at (202) 551-3241 or Stephen Krikorian, Accounting Branch Chief, at (202) 551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Edwin Kim, Staff Attorney, at (202) 551-3297 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.

      Sincerely,

      Division of Corporation Finance
      Office of Technology

cc: Jared J. Fine, Esq.